SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

October 28, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Daniel Kim

Associate Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7721
Fax) 82-2-727-7427
Email) dano.kim@samsung.com

10/31

Samsung Electronics and Sony Signed a MOU to Establish Joint Venture for the 7th Generation Amorphous TFT LCD Panel Production

Seoul, Korea / Tokyo, Japan, October 28, 2003 - Samsung Electronics Co., Ltd (hereafter "Samsung") and Sony Corporation (hereafter "Sony") have signed a MOU (Memorandum Of Understanding) with the intention to establish a joint venture for the manufacture of the 7th generation amorphous TFT LCD panel. The joint venture is due to be established in the 1st quarter of CY2004, subject to completion of a definitive agreement and applicable regulatory requirement.

The joint venture will be invested by two companies and it will install the 7th generation (1,870mm x 2,200mm substrates) amorphous TFT LCD panel production equipments in the facility constructed by Samsung in Tangjeong, ChungCheongNam-Do, Korea. The production line is targeted to reach a production capacity of tens of thousands sheets monthly (substrate base) by summer 2005 requiring a capital investment of approximately $2 billion. These and other details are subject to further discussion and agreement between the two companies.

The popularity of flat display TV sets continues to advance rapidly and consequently the demand for TFT LCD panels has also increased dramatically. The demand for LCD TV sets is expected to be 14 million units worldwide in FY2005 which is estimated to be as over 10 percent of total TV set sales world wide.

This investment in the 7th generation production line will enable both companies to ensure stable production with efficient cost performance allowing them to supply their products to LCD market. The world's largest the 7th generation amorphous TFT LCD manufacturing line will ensure all stakeholders of the industry what the standard glass size will be, and also enable Samsung to reinforce its leadership in the fast growing LCD market with Samsung's various differentiated technologies. By adding the production capacity of this new company to its existing suppliers, Sony will be able to secure a stable amorphous TFT LCD panel supply for its own TV sets in order to promote product development and meet the expanding world demand.

[Joint Venture (details still under discussion and to be finalized in the 1st quarter of CY2004)]

Name of the company	: To be decided
Capital	: Approx.$2 billion
Representatives	: To be decided (planned to select CEO from Samsung, CFO from Sony)
Location	: Tangjeong, ChungCheongNam-Do, Korea
Product	: Amorphous TFT LCD panels
Capital Invested	: Approx. $2 billion (amount to start mass production)
Production capacity	: Tens of thousands sheets per month *the 7th generation(1,870mm x 2,200mm)

Further details to be decided upon discussion.